[redacted]

09041166

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response. . .12.00

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/18/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tore Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matawan Road, Lower Lobby
(No. and Street)

Matawan (City) NJ (State) 07747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Lee D. Argush (732) 335-0800 Ext. 9731
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

354 Eisenhower Parkway, Suite 2050 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/2

OATH OR AFFIRMATION

I, Lee D. Argush., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tore Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Lee Argush 2/26/09

Signature

FinOp

Title

Notary Public

PATRICE GENCO NICHAS, ESQ.,
an attorney duly admitted
to practice law in New Jersey

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Member of
Tore Services, LLC
Matawan, New Jersey

We have audited the accompanying statement of financial condition of Tore Services, LLC as of December 31, 2008, and the related statements of income and member's equity and cash flows for the period January 18, 2008 (Date of Formation) through December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tore Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the period January 18, 2008 (Date of Formation) through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Statement Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Livingston, New Jersey
February 23, 2009

TORE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and due from banks (including deposit with clearing broker of $100,000)	$	114,793
Accounts receivable		14,843
Other assets		1,794
Total assets	$	131,430
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	4,900
Member's equity		126,530
Total liabilities and member's equity	$	131,430

See accompanying notes to financial statements.

TORE SERVICES, LLC
STATEMENT OF INCOME
For the period January 18, 2008 (Date of Formation) through December 31, 2008

Revenues	
Referral fees	$ 16,733
Total revenue	16,733
Expenses	
Bank service charges	97
Technology charges	400
Licenses and permits	150
Accounting	3,500
Legal fees	650
Registration fees	4,306
Rent	1,100
Total expenses	10,203
Net ordinary income	6,530
Net income	$ 6,530

See accompanying notes to financial statements.

TORE SERVICES, LLC
STATEMENT OF MEMBER'S EQUITY
For the period January 18, 2008 (Date of Formation) through December 31, 2008

	Member's Equity
Balance at January 18, 2008 (Date of Formation)	$ -
Member contribution	120,000
Net income	6,530
Balance at December 31, 2008	$ 126,530

See accompanying notes to financial statements.

TORE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the period January 18, 2008 (Date of Formation) through December 31, 2008

Cash flows from operating activities	
Net income	$ 6,530
Adjustments to reconcile net income to cash used in operating activities	
Change in:	
Accounts receivable	(14,843)
Other assets	(1,794)
Accounts payable	4,900
Net cash used in operating activities	(5,207)
Cash flows from financing activities	
Member contribution	120,000
Net cash provided by financing activities	120,000
Net increase in cash	114,793
Cash at beginning of year	-
Cash at end of year	$ 114,793

See accompanying notes to financial statements.